Exhibit 12

VIRGINIA ELECTRIC AND POWER COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(millions of dollars)
	Twelve Months Ended September 30	Years Ended December 31,
	2001	2000	1999	1998	1997	1996
Earnings:
Earnings before income taxes	$ 785.0	$ 837.4	$ 742.7	$387.2	$ 718.4	$ 701.3

Add fixed charges:
Interest Charges	307.9	296.9	289.9	319.1	316.4	321.2
Portion of rental deemed to representative of the interest factor	8.7	6.3	6.9	6.4	8.6	6.3

Total Fixed Charges	316.6	303.2	296.8	325.5	325.0	327.5
Total Earnings	$1,101.6	$1,140.6	$1,039.5	$712.7	$1,043.4	$1,028.8

Ratio of Earnings to Fixed Charges	3.48	3.76	3.50	2.19	3.21	3.14